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SEC FILE NUMBER
8-70360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Park Walk Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1250 S Capital of Texas Hwy, BLDG 3, STE 400
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jesse Hibbard	+1 512 886 4412	jesse@parkwalk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, STE 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicolas Montgomery _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Park Walk Capital Markets LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Managing Partner

_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member
Park Walk Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Park Walk Capital Markets LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly US, LLP

Dallas, Texas
March 31, 2026

We have served as the Company's auditor since 2020.

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash	$	73,417
Clearing deposit		152,498
Receivable from related party		9,000
Prepaid expense		9,156
TOTAL ASSETS	$	244,071

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	2,761
Payable to clearing firm		140,328
Accrued liabilities		16,381
TOTAL LIABILITIES		159,470
MEMBER'S EQUITY		84,601
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	244,071

The accompanying notes are an integral part of these financial statements.

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2025

REVENUES		
Fees from affiliated entities	$	91,700
Other income		696
		92,396
EXPENSES		
Other employee compensation and benefits		247,926
Regulatory fees		9,107
Selling, general, and administrative expenses		28,419
Meals, travel and entertainment expenses		90,636
Professional services		93,437
Clearing charges		120,140
Other expenses		21,513
		611,178
NET LOSS	$	(518,782)

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2025

Balance at Jan 1, 2025	$	49,031
Net loss		(518,782)
Capital contributions		80,000
Forgiveness of related party debt		474,352
Balance at December 31, 2025	$	84,601

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(518,782)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Expenses paid by related party		474,352
Cash provided by (used in) changes in the following items:		
Increase in receivable from related party		(9,000)
Increase in prepaid expense		(922)
Increase in accounts payable		661
Increase in payable to clearing firm		10,140
Decrease in accrued liabilities		(125)
Net cash used in operating activities		(43,676)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions from parent		80,000
NET INCREASE IN CASH		36,324
CASH - BEGINNING OF YEAR		189,591
CASH - END OF YEAR	$	225,915
CLEARING ACCOUNT DEPOSIT		152,498
CASH PER BALANCE SHEET	$	73,417
Supplemental disclosure of non-cash financing activities:		
Forgiveness of related party debt credited to Member's Equity	$	474,352

The accompanying notes are an integral part of these financial statements.

PARK WALK CAPITAL MARKETS LLC

NOTES TO THE FINANCIAL STATEMENTS

1. Organization and Nature of Business

Park Walk Capital Markets LLC, (the Company), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in the brokerage of corporate debt securities. The Company is a wholly owned subsidiary of Park Walk LLC (the Parent).

2. Significant Accounting Policies

Basis of Presentation
The Company reports the results of its operations and its financial condition using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. As of December 31, 2025, the Company did not hold any cash equivalents. The Company maintains balances with banks which may be excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal. The Company presents its operating cash balances with its clearing account deposit together on the statement of cash flows.

Accounts Receivable
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposure. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. The Company does not typically have receivables from contracts with customers, and there were no such receivables as of December 31, 2025 or December 31, 2024.

PARK WALK CAPITAL MARKETS LLC

NOTES TO THE FINANCIAL STATEMENTS

Revenue Recognition
The Company follows ASC Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation, and (e) recognize revenue as performance obligations are satisfied. In determining the transaction price, a company may include variable consideration only to extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes: (1) brokerage of corporate debt securities which are booked as "Commission Revenue", and (2) fees from Park Walk Europe LLP earned under an Intercompany Services Agreement which are booked as "Fees from affiliated entities". Commission Revenue is recognized on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Fees from affiliated entities are recognized when they are determined to be earned per the terms of the Intercompany Services Agreement which defines the performance obligations of providing investment analysis and client introduction, which are satisfied when related transactions are settled. There is no material difference in the revenue recorded between the settlement date and the trade date for the underlying transactions. 100% of revenue was from related party fees in 2025.

The economic conditions which affect the Company's operations are related to interest rates and overall trends in the economy and credit markets.

Income Taxes
The Company is a Delaware Limited Liability Company and has elected to be treated as a partnership for income tax purposes. Accordingly, the Company records no provision for federal income taxes. The Company does not file any tax returns, but its taxable income or loss is taxed directly to the Member.

The Company applies the Financial Accounting Standards Board Accounting Standards Codification topic relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likelihood of being realized upon ultimate settlement.

As of December 31, 2025, there are no material uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

3. Net Capital Provision of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, under SEC Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2025, the Company had excess net capital of $55,814.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2025, the ratio was 2.4 to 1.

4. Receivables From Broker-Dealers and Clearing Organizations

The Company clears certain of its customer transactions through another broker-dealer, StoneX Financial Inc., on a fully disclosed basis. There were no amounts receivable from this clearing organization at December 31, 2025 and December 31, 2024. No allowance for credit loss was recorded on this receivable.

On January 14, 2026, the Company terminated its clearing arrangement with StoneX Financial Inc., seeking lower monthly clearing fees. On February 11, 2026, the Company received $6,897 cash net of clearing deposit of $152,224 and its clearing liability of $145,328 as of January 14, 2026.

5. Related Parties

The Company has a management services agreement (the Agreement) whereby the Parent provides subcontracted employee services, administrative functions, support services, and the use of facilities for the benefit of the Company. The Parent is legally liable for the expenses that are allocated to the Company through the Agreement.

Expenses allocated to the Company through the Agreement are accumulated and periodically forgiven by the Parent. For the year ended December 31, 2025, $474,352 of expenses were paid for by the Parent and $474,352 was forgiven by the Parent. The forgiveness of related party debt is credited to Member's equity.

6. Commitments and Contingent Liabilities

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Management has not identified any matters that will have a material impact on the Company's financial condition or results of future operations. Legal costs, if any, incurred in connection with loss contingencies are expensed as incurred.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its executive team as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. For single reportable segment-level financial information, net income, total assets, and significant non-cash transactions, see the statements of financial condition, operations, Member's equity, and cash flows.

8. Liquidity

The Company has sustained operating losses in the year ended December 31, 2025. The Company is able to maintain adequate liquidity through the forgiveness of debt by the Member. As of the year ended December 31, 2025, the Company had cash of $225,915 and liabilities of $159,470. Management has carefully reviewed the existing conditions with consideration whether the Company will be able to meet its obligations as they become due within the next year. The Company is dependent upon the Member to fund operational expenses as well as maintain minimum net capital requirements. The Member has committed unequivocal financial support. The Member entered into a Line of Credit agreement in January 2026, securing up to $2,000,000 in available credit. Given the commitment by the Member to fund future operational expenses, management believes the Company will meet its obligations for at least the next 12 months from the date these financial statements were available to be issued.

9. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through March 31, 2026, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

SUPPLEMENTAL INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

COMPUTATION OF NET CAPITAL:

Total member's equity from statement of financial condition	$	84,601
Less: Non allowable assets:		
Accounts receivable - related party		(9,000)
Prepaid expense		(9,156)
Total Non allowable assets		(18,156)
Net capital	$	66,445

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	10,631
Minimum regulatory dollar requirement	$	5,000
Net capital requirement	$	10,631
Excess net capital		
Net capital	$	66,445
Less: Net capital requirement		(10,631)
Total Excess net capital	$	55,814

AGGREGATE INDEBTEDNESS:

Aggregate indebtedness liabilities	$	159,470
Ratio of aggregate indebtedness to net capital		2.4 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.

The accompanying notes are an integral part of these financial statements.

PARK WALK CAPITAL MARKETS LLC
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Park Walk Capital Markets LLC (Company) is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) in as much as the Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such broker-dealer. The clearing broker-dealer carries all of the customer accounts of the Company and maintains and preserves such books and records related to customer accounts. As such, the Company is not required to present a computation for determination of reserve requirements or information related to possession or control requirements under Rule 15c3-3 of the SEC.



Report of Independent Registered Public Accounting Firm

To the Member
Park Walk Capital Markets LLC

We have reviewed management's statements, included in the accompanying Park Walk Capital Markets LLC's Exemption Report in which:

1) Park Walk Capital Markets LLC (the Company) states the Company claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) The Company states the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(ii)* of 17 C.F.R. §240.15c3-3.

Baker Tilly US, LLP

Dallas, Texas
March 31, 2026

Park Walk Capital Markets, LLC
Exemption Report

Park Walk Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, _Nicolas Montgomery_, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _Nicolas Montgomery_____   Date: _3/31/2026_____
Nicolas Montgomery, Managing Partner
Park Walk Capital Markets, LLC